UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           MIDWAY AIRLINES CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   598126 10 0
                     ---------------------------------------
                                 (CUSIP Number)


                            James H. Goodnight, Ph.D.
                              SAS Institute, Inc.
                                SAS CAMPUS DRIVE
                           CARY, NORTH CAROLINA 27513
                             TEL. NO. (919) 677-8000
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 5, 1999
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    James H. Goodnight, Ph.D.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

      (a)  /  /

      (b) /X/

3   SEC USE ONLY


4   SOURCE OF FUNDS

     PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS     2(d) OR 2(e)   / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF               (7)    SOLE VOTING POWER
SHARES                         2,745,274
BENEFICIALLY
OWNED BY                (8)    SHARED VOTING POWER
EACH                           1,333,418 (if shared power included)
REPORTING
PERSON                  (9)    SOLE DISPOSITIVE POWER
WITH                           2,745,274

                       (10)    SHARED DISPOSITIVE POWER
                               1,333,418 (if shared power included)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,745,274 (4,078,692 if shared power included)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.9% (47.4% if shared power included)


14  TYPE OF REPORTING PERSON

      IN

                                  SCHEDULE 13D
                                       OF
                            JAMES H. GOODNIGHT, PH.D.


ITEM 1:  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock (the "Common Stock") of Midway Airlines Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 2801 Slater Road, Suite 200, Morrisville, NC 27560.

ITEM 2:  IDENTITY AND BACKGROUND.

         The person filing this Schedule 13D is James H. Goodnight, Ph.D., whose business address is SAS Campus Drive, Cary, North Carolina 27513.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Funds that would be used to acquire the additional shares of Common Stock as outlined in Item 4 below would be personal funds.

ITEM 4:  PURPOSE OF TRANSACTION.

         On November 5, 1999, Dr. Goodnight and John P. Sall proposed to the Board of Directors of the Company a merger of the Company with a new entity to be formed by them. In the merger, shares of Common Stock not currently owned by Messrs. Goodnight and Sall would be exchanged for cash at a price of $8.00 per share. This proposal is subject to execution of an acceptable employment agreement with the Chief Executive Officer of the Company and any required vote of the outstanding shares of the Company. The proposal is also subject to negotiation of a merger agreement containing terms and conditions mutually satisfactory to the parties. Such a merger would cause the shares of Common Stock to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 as being held of record by fewer than 300 persons. Such a merger would also cause the shares of Common Stock to be delisted from the Nasdaq Stock Market for having too few holders.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Dr. Goodnight beneficially owns 2,745,274, or approximately 31.9%, of the shares of Common Stock outstanding, based on an aggregate of 8,602,395 shares outstanding. Dr. Goodnight has sole voting and dispositive power with respect to all of these shares.

     In light of the fact that Dr. Goodnight and Mr. Sall have made the merger proposal to the Company together, Dr. Goodnight may, under rules and regulations of the Securities and Exchange Commission, be deemed to share voting and dispositive power as to the shares owned by Mr. Sall. In that case, Dr. Goodnight would own an aggregate of 4,078,692 shares of Common Stock, or 47.4% of the shares of Common Stock outstanding. Dr. Goodnight disclaims beneficial ownership of the shares of Common Stock owned by Mr. Sall.

     Mr. Sall's business address is SAS Campus Drive, Cary, North Carolina 27513. Mr. Sall is one of the founders and principal stockholders of SAS Institute Inc., a developer and marketer of computer software programs primarily for business applications.

     Mr. Sall has never been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sall is a citizen of the United States.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Letter to the Board of Directors of Midway Airlines Corporation from Dr. Goodnight and Mr. Sall, dated November 5, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 1999               /s/ James H. Goodnight
- ------------------           ----------------------------------------
Date                               James H. Goodnight, Ph.D.

                                                                      Exhibit 1


                                                 November 5, 1999



Midway Airlines Corporation
2801 Slater Road
Morrisville, NC 27560

Attn. Board of Directors

Gentlemen:

         We propose a merger of Midway Airlines Corporation (the "Company") with a new entity to be formed by us. In the merger, shares of common stock of the Company not currently owned by us would be exchanged for cash at a price of $8.00 per share.

         This proposal is subject to execution of an acceptable employment agreement with the Chief Executive Officer of the Company, and any required vote of the outstanding shares of the Company. The proposal is also subject to negotiation of a merger agreement containing terms and conditions mutually satisfactory to the parties.

         We are prepared to meet to discuss this proposal with you after you have had an opportunity to evaluate it in consultation with your legal and financial advisors. We would also like to coordinate the issuance of a press release with you before the opening of the market on Monday.

                                                     Sincerely,



                                                     /s/ James H. Goodnight
                                                     James H. Goodnight


                                                     /s/ John P. Sall
                                                     John P. Sall